SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 18, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

FREE TRANSLATION

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9

NOTICE TO SHAREHOLDERS
CAPITAL INCREASE

BRASIL TELECOM S.A. (BT) informs that its Board of Directors, on a meeting held on March 17, 2003, approved an increase in capital, as described below.

According to the corporate restructuring approved on the Shareholders’ Meeting held on December 28, 2000, TBS Participações S.A. (TBS) and Companhia Riograndense de Telecomunicações (CRT) were incorporated by BT. The objective of this restructuring was the rationalization of the process and the possibility of the use of the tax benefit of R$321,856,253.89 (three hundred twenty-one million, eight hundred fifty-six thousand, two hundred fifty-three reais and eighty-nine centavos), generated by the goodwill of R$946,636,040.84 (nine hundred forty-six million, six hundred thirty-six thousand, forty reais and eighty-four centavos), paid on the acquisition of the control of CRT, that will be amortized in 5 years, in compliance with the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission) Instruction 319/99.

In 2002, BT amortized 12/60 of the goodwill, corresponding R$189,327,208.20 (one hundred eighty-nine million, three hundred twenty-seven thousand, two hundred and eight reais and twenty centavos), resulting in tax savings of R$64,371,250.79 (sixty-four million, three hundred and seventy-one thousand, two hundred and fifty reais and seventy nine centavos), that will be used to increase the capital and the goodwill reserve in the share subscription, in compliance with the CVM rules.

The beneficiary of this credit is Brasil Telecom Participações S.A. (BTP), in a proportion of 74.85% and the remaining shareholders of BT as of December 28, 2000, whose names are listed on the Depositary Institution for shares issued by the Company – Banco Bradesco S.A., in a proportion of 25.15%, which will receive shares issued under this capital increase and/or cash, in the case of exercise of preemptive rights for the current BT shareholders, in conformity with the protocol of merger (Protocolo de Incorporação) and reasons for merger (Justificação da Incorporação) of CRT by BT.

The following table shows the capital increase realized until this moment:

FISCAL YEAR	DATE OF CAPITAL INCREASE	TOTAL AMOUNT OF SHARE SUBSCRIPTION	NUMBER OF SHARES ISSUED	CLASS	SUBSCRIPTION PRICE	AMORTIZATION
2000	03/23/2001	R$5,364,270.84	405,156,408	Preferred	R$13.24	1/60
2001	03/27/2002	R$64,371,250.11	6,398,732,615	Common	R$10.06	12/60

Total Amount of Share Subscription:
R$64,371,250.79

Total Amount of Capital Increase:
R$37,327,381.78

Amount of Capital Reserve - Goodwill in the Share Subscription:
R$27,043,869.01

Number and Type of Shares to be Issued:
6,032,919,474 common shares, without par value.

Issue and Subscription Price:
R$10.67 per lot of one thousand shares.

Reasons for Issue Price:
Brasil Telecom S.A. believes that its common shares have considerable liquidity in BOVESPA (São Paulo Stock’s Exchange) and for that reason the Company based the issue price on average prices between December 13, 2002 and March 14, 2003.

The choice of using average prices of the shares in the stock exchange is based on article 170 of Law 6,404/76, which allows the use of that price in determining the economic value of shares. In addition, CVM Guideline (Parecer de Orientação) 01/78 indicates average prices as the preferred criteria for determining the economic value of shares, given that the shares have a sufficient standard of negotiability and that the market is well informed regarding the company.

Conditions for Payment:
In cash upon subscription.

Period for the Exercising of Preemptive Rights:
From March 18, 2003 to April 16, 2003.

Shares traded on or before March 17, 2003 shall be deemed to carry subscription rights. From and after March 18, 2003, shares shall be traded without subscription rights.

Number of Shares to Be Subscribed Under Preemptive Rights:
In order to determine the number of shares to be subscribed under preemptive rights, the shareholder should multiply the number of shares held on March 17, 2003, by the following factors:

Class of Shares	Factor	Class of Shares to be Subscribed
Common	0.011299078978	Common
Preferred	0.011299078978	Common

Note:	Holders of BT American Depositary Receipts may not subscribe to purchase additional shares or American Depositary Receipts in the preemptive rights offer.

Subscription Bulletin:
In order to obtain the Share Subscription Bulletin and assign subscription rights, shareholders must present the following documents to the bank at which their shares are deposited:
Natural persons: Original identity card and Individual Taxpayer Registration (CPF) card, or certified copies;
Legal persons: Original Federal Corporate Taxpayer Registration (CNPJ/MF) card and current consolidated articles of association (contrato social) or bylaws (estatuto social). The bylaws must have attached the minutes of the shareholders’ meeting at which the current officers (diretoria) were elected. Managing partners (sócios-gerentes) and officers (diretores) with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

Note:	In the case shareholders are represented under power of attorney, the public instrument of grant of power of attorney and certified copies of the attorney’s identity card and Individual Taxpayer Registration (CPF) card must be presented.

Assignment of Rights:
Shareholders wishing to trade their subscription rights during the period for exercise of preemptive rights should request an instrument of assignment of rights, which will be issued by Banco Bradesco S.A., in its capacity as Depositary Institution for shares issued by the Company, or by the Custodian Entities.

Once an assignment of rights has been issued, a new one must be issued in the case of a new sale.

A copy of the assignment of rights will not be accepted in any circumstances.

Unexercised Subscription Rights:
Unexercised subscription rights shall automatically be extinguished, in reason of the increase capital be destined to the tax credit and goodwill capitalization.

Dividends:
Shares resulting from this capital increase shall carry rights to full dividends or other capital remuneration announced from this date on and relative to 2003 fiscal year.

Services to Shareholders:
Any branch of Banco Bradesco S.A.

Other Information:
It is important to mention that Brasil Telecom Participações S.A. is taking all the necessary measures to implement the exchange of Brasil Telecom S.A. preferred shares that it holds by Brasil Telecom S.A. common shares, which are currently held by the public, pursuant to the Material Fact published by that Company on October 1, 2002.

Brasília, Brazil, March 18, 2003.

Carla Cico
CEO and Investor Relations Officer

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Brasil Telecom S.A. and that will contain detailed information about Brasil Telecom and management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 18, 2003

BRASIL TELECOM S.A.
By: /s/ CARLA CICO
Name: Carla Cico Title: President and Chief Executive Officer